# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GridAI Technologies Corp., CIK 0001604191
CUSIP: 33749P509
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002076325
Persons authorized to receive notices and communications: Jason D. Sawyer, 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432, (561) 589-7020

## Reporting persons
- Jason David Sawyer (CIK 0002076325): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: subject company funds (SC); sole voting power 540,000; shared voting power 0; sole dispositive power 540,000; shared dispositive power 0; aggregate amount beneficially owned 540,000 (7.1% of the class)
  Comment: Beneficial ownership consists of 40,000 restricted stock units vested on December 22, 2025, 250,000 restricted stock units vested on March 31, 2026 and an additional 250,000 restricted stock units vested on June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: GridAI Technologies Corp.
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432

## Item 2. Identity and Background
Name of person filing: Jason David Sawyer
Residence or business address: 433 Plaza Real, Suite 275, Boca Raton FL, 33432
Present principal occupation or employment: Chief Executive Officer of GridAI Technologies Corp., 433 Plaza Real, Suite 275, Boca Raton FL, 33432
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer awarded Restricted Stock Units to the Reporting Person under the Issuer's equity incentive plan.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Person intends to evaluate his investment in the shares on a continual basis. The Reporting Person has no definitive plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person is currently engaged in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock of the Issuer or disposal of all or any portion of shares of Common Stock of the Issuer acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 540,000 shares, 7.13%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to direct the vote: 540,000 shares
Shared power to vote or direct the vote: 0 shares
Sole power to dispose or direct the disposition of: 540,000 shares
Shared power to dispose or direct the disposition of: 0 shares
Transactions in the class effected during the past sixty days: The Reporting Person was issued 40,000 restricted stock units on December 22, 2025 that vested immediately. On December 19, 2025, the Reporting Person was granted 1,000,000 restricted stock units, subject to vesting at the end of each quarter of 2026 based on satisfaction of performance objectives. 250,000 vested on March 31, 2026 and an additional 250,000 vested on June 30, 2026.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Jason David Sawyer: /s/ Jason Sawyer, Jason Sawyer (07/08/2026)